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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 18, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 15, 2013, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa Italiana and CONSOB to disclose the transactions described below. For more information about Luxottica Group S.p.A. (the “Company”), please see the Company’s annual report available on the Company’s website at www.luxottica.com and filed with the SEC.

On March 11, 12, 13 and 14, 2013, respectively, Mr. Luigi Francavilla exercised options received under the Company’s 2009 Extraordinary Stock Option Plan and sold the following shares on the Milan Stock Exchange’s Mercato Telematico Azionario:

• 60,000 ordinary shares of the Company, with an average price per share of Euro 37.506;

• 66,000 ordinary shares of the Company, with an average price per share of Euro 37.481;

• 74,000 ordinary shares of the Company, with an average price per share of Euro 37.8; and

• 50,000 ordinary shares of the Company, with an average price per share of Euro 38.389.

The options issued under this Stock Option Plan have an exercise price of Euro 13.45 per share.

On March 13 and 14, 2013, Mr. Enrico Cavatorta sold the following shares, respectively, on the Milan Stock Exchange’s Mercato Telematico Azionario, granted to him pursuant to the Company’s 2010 PSP plan:

• 7,770 shares of the Company, with an average price per share of Euro 38.009.

• 28,230 shares of the Company, with an average price per share of Euro 38.103.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: March 18, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER